UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.:     *


Name of Issuer: Championship Auto Racing Teams, Inc.


Title of Class of Securities:  Common Stock


CUSIP Number:  15871110-1



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 15871110-1                            Page 2 of 5

1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         James Grosfeld
         SS# ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   ___
         b.   ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              860,200**

    6.   SHARED VOTING POWER
              -0-

    7.   SOLE DISPOSITIVE POWER
              860,200**

    8.   SHARED DISPOSITIVE POWER
              -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         860,200**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.46%**

12. TYPE OF REPORTING PERSON
         IN

**  See Item 4 of this filing

CUSIP No.:  15871110-1                           Page 3 of 5
SCHEDULE 13G

Item 1.

    (a). Name of Issuer: Championship Auto Racing Teams, Inc. ("Championship Auto")

    (b). Address of Issuer's Principal Executive Offices:

         755 W. Big Beaver Rd., Suite 800
         Troy, MI 48084

Item 2.

    (a).-(c). Name, Principal Business Address, and Citizenship of Persons
              Filing:

         (1)  James Grosfeld
              20500 Civic Center Drive, Suite 3000
              Southfield, MI 48076
              Citizenship:  Michigan, USA

    (d). Title of Class of Securities:  Common Stock

    (e). CUSIP Number:  15871110-1

Item 3.

    	N/A

SCHEDULE 13G                                          Page 4 of 5

Item 4.  Ownership

         The information in items 1 and 5 through 11 on the cover pages (pp. 2-
         3) on Schedule 13G is hereby incorporated by reference.


Item 5.  Ownership of Five Percent or Less of a Class

              N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

              N/A

Item 8.  Identification and Classification of Members of the Group

              N/A

Item 9.  Notice of Dissolution of Group

              N/A

Item 10.      Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SCHEDULE 13G                                          Page 5 of 5

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By  /s/  James Grosfeld                       June 7, 2001